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                               December 12, 2023

       Marco Wiren
       Chief Financial Officer
       NOKIA CORP
       Karakaari 7
       Fl-02610 Espoo
       Finland

                                                        Re: NOKIA CORP
                                                            Form 20-F
                                                            Filed March 2, 2023
                                                            File No. 001-13202

       Dear Marco Wiren:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F filed March 2, 2023

       General facts on Nokia
       Alternative performance measures, page 117

   1. We note you present a measure you identify as "free cash flow". In future filings, please revise the measure you
present or revise the title of the measure you present to be consistent with the
guidance in Question 102.07 of the Non-GAAP Financial Measures
                                                        Compliance & Disclosure
Interpretations.
       Financial Statements
       Note 33. Subsequent events
       New euro-denominated notes, page 176

   2. We note your subsequent events disclosure states you issued EUR 500 million 4.375%
                                                        "sustainability-linked"
notes due August 2031. Please tell us, and disclose in future filings,
 Marco Wiren
NOKIA CORP
December 12, 2023
Page 2
         the following:

                Describe the specific key sustainability performance indicators associated with these notes as well as the specific benchmarks or goals for each performance indicator.
                To the extent applicable, describe how the key sustainability performance indicator will be reliably measured.
                Describe the implications to the variability of cash flows if the key sustainability performance indicators are not met.
                Disclose how you intend to account for the debt and whether or not you have recognized any embedded derivatives associated with the sustainability-linked features. To the extent you don't believe the debt instruments contain embedded derivatives, please provide the basis for your conclusion under IFRS 9.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Stertzel at 202-551-3723 or Anne McConnell at 202-551-3709 with any questions.



FirstName LastNameMarco Wiren                                  Sincerely,
Comapany NameNOKIA CORP
                                                               Division of
Corporation Finance
December 12, 2023 Page 2                                       Office of
Manufacturing
FirstName LastName